SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
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SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LUXOTTICA GROUP S.p.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

T6444Z 10 2

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. T6444Z 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Leonardo Del Vecchio

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 313,802,956

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 313,802,956

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 313,802,956

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 69.1%

12.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 amends the statement on Schedule 13G dated as of July 1, 1992, as amended by Amendment No. 1 to Schedule 13G, dated February 4, 2001, filed by Leonardo Del Vecchio relating to Ordinary Shares of Luxottica Group S.p.A.

Item 1.
	(a)	Name of Issuer Luxottica Group S.p.A.
	(b)	Address of Issuer's Principal Executive Offices Via Cantu, 2, Milan, Italy 20123

Item 2.
	(a)	Name of Person Filing Leonardo Del Vecchio
	(b)	Address of Principal Business Office or, if none, Residence Via Cantu, 2, Milan, Italy 20123
	(c)	Citizenship Italy
	(d)	Title of Class of Securities Ordinary Shares
	(e)	CUSIP Number T6444Z 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Item 4 is hereby amended as follows:
	(a)	Amount beneficially owned: 313,802,956*
	(b)	Percent of class: 69.1%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 313,802,956*
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 313,802,956*
		(iv)	Shared power to dispose or to direct the disposition of 0

*The ordinary shares beneficially owned by Mr. Del Vecchio include 64,553,266 ordinary shares held of record by La Leonardo Finanziaria S.r.l., 170,410,000 ordinary shares held of record by Leoinvest Luxembourg S.a.r.l. and 78,839,690 ordinary shares held of record by Delfin S.r.l.  La Leonardo Finanziaria S.r.l., Leoinvest Luxembourg S.a.r.l. and Delfin S.r.l. are entities established and controlled by Mr. Del Vecchio.  Mr. Del Vecchio holds voting and investment power over the ordinary shares held by such entities.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Leonardo Del Vecchio
Signature
Leonardo Del Vecchio
Name/Title